Exhibit 99.14

CONSENT

I hereby consent to the use in Minera Andes Inc.’s annual report on Form 40-F for the year ended December 31, 2007 of the National Instrument 43-101 Technical Report issued by Tetra Tech, Inc. for Minera Andes Inc. dated September 26, 2008 and revised January 8, 2009.

Date: February 16, 2009	“ROBERT SIM”
Robert Sim, P.Geo